SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 11, 2003

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release which we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission in reaction to United States Federal Communications Commission’s decision to require U.S. carriers to stop payment to all Philippine telecommunications companies for calls sent from the United States as requested by AT&T and MCI WorldCom.

11 March 2003	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with a copy of a press release, in reaction to United States Federal Communications Commission’s decision to require U.S. carriers to stop payment to all Philippine telecommunications companies for calls sent from the United States as requested by AT&T and MCI WorldCom.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

FDM:amq

Encs.

11 March 2003

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a copy of a press release, in reaction to United States Federal Communications Commission’s decision to require U.S. carriers to stop payment to all Philippine telecommunications companies for calls sent from the United States as requested by AT&T and MCI WorldCom.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

FDM:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1.                  11 March 2003

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of PLDT’s press release, in reaction to United States Federal Communications Commission’s decision to require U.S. carriers to stop payment to all Philippine telecommunications companies for calls sent from the United States as requested by AT&T and MCI WorldCom.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: 11 March 2003

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

PLDT Press Statement in Reaction to US FCC Decision

MANILA, Philippines, March 11, 2003 – Philippine Long Distance Telephone Company (PLDT) management is extremely disappointed at the decision of the United States Federal Communications Commission (FCC) to require U.S. carriers to stop payment to all Philippine telecommunications companies for calls sent from the United States as requested by AT&T and MCI Worldcom. This act of intervention by the FCC overturns nearly 10 months of negotiations and discussions with U.S. carriers for new rates terminating on the PLDT Network, most of whom have already agreed with PLDT.

The decision by the FCC granting AT&T and MCI Worldcom’s request will be detrimental to the Philippines, its people, and its economy which AT&T and MCI Worldcom should be held responsible for.

“The US FCC, AT&T and MCI Worldcom should be held responsible for any disruption of calls originating from the US to the Philippines,” explained PLDT Management. “No company in its right mind, can continue to provide service knowing that it will not be paid.”

“Any complaints about service disruptions should be addressed to AT&T and MCI Worldcom who lobbied the FCC to have this stop payment order implemented,” PLDT Management added.

PLDT stands by the decision of the National Telecommunications Commission (NTC ) that “absent any provisional or interim arrangement or agreement, there would be termination of service between the parties..”

PLDT management also states that it shall abide by the Philippine NTC directive to “seek other routes or options to terminate traffic to the Philippines”, and remain open, as it has always been, to discussions with AT&T and MCI Worldcom for alternative routes and options that will allow traffic to flow.

PLDT management believes that its new rates, which are well below the benchmarks of both the FCC and the International Telecommunications Union, are fair and reasonable. The same rates have also been accepted by nearly 100 telecommunication companies worldwide, as well as the broad base of the market.

PLDT management reserves the right to take whatever action is necessary to protect its interests relative to the decision of the FCC. In the meantime, all existing bi-lateral agreements with other carriers will be honored.

xxx

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: _______________________________

Name: FLORENTINO D. MABASA, JR.

Title : Assistant Corporate Secretary

Date: March 11, 2003